Exhibit 11.1

CODE OF BUSINESS CONDUCT AND ETHICS

1.                            Purpose

The Management Board (each, a “Board” ) of each of Aurelia Energy N.V., Bluewater Holding B.V. and Bluewater Energy Services B.V. (the “Companies”) has adopted the following Code of Business Conduct and Ethics (the “Code”) for their respective managing directors and officers.  This Code is intended to focus each Board and each managing director and officer on areas of ethical risk, provide guidance to managing directors and officers to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and help foster a culture of honesty and accountability within Aurelia Energy N.V. and its consolidated subsidiaries (the “Group”).  Each managing director and officer must comply with the letter and spirit of this Code.

No code or policy can anticipate every situation that may arise.  Accordingly, this Code is intended to serve as a source of guiding principles for managing directors and officers.  Managing directors and officers are encouraged to bring questions about particular circumstances that may involve one or more of the provisions of this Code to the attention of other members of the relevant Board or, if there are no other members of the relevant Board, the shareholders of the relevant Company or other appropriate persons within the Company or the Group (each, a “Designated Person” and, together, “Designated Persons”) who may consult with inside or outside legal counsel as appropriate.

2.                            Introduction.

Each managing director and officer is expected to adhere to a high standard of ethical conduct. The good name of any company depends on the way it conducts its business and the way the public perceives that conduct. Unethical actions, or the appearance of unethical actions, are not acceptable. Managing directors and officers are expected to be guided by the following principles in carrying out their responsibilities:

•                  Loyalty.  No managing director or officer should be, or appear to be, subject to influences, interests or relationships that conflict with the best interests of the Group.

•                  Compliance with Applicable Laws. The Company, its managing directors, officers, and its employees are expected to comply with laws and regulations applicable to the Group’s activities.

•                  Observance of Ethical Standards. In the conduct of their duties, each managing director and officer must adhere to high ethical standards.  These include honesty and fairness.

3.                            Conflict of Interest.

Managing directors and officers must avoid any conflicts of interest between the managing director or officer, as the case may be, and the Group.  Any situation that involves, or may involve, a conflict of interest with the Group, should be disclosed promptly to the relevant Designated Person or Designated Persons, who may consult with inside or outside legal counsel as appropriate.

A “conflict of interest” can occur when a managing director’s or officer’s personal interest is adverse to, or may appear to be adverse to, the interests of the Group as a whole.  Conflicts of interest also arise when a managing director, an officer, or a member of his or her immediate family, receives improper personal benefits as a result of his or her position as a managing director or officer of the Company.  For this purpose, an “immediate family” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law and anyone (other than employees) who share such person’s home.

This Code does not attempt to describe all possible conflicts of interest which could develop. Some of the more common conflicts from which managing directors must refrain, however, are set out below.

•                  Improper conduct and activities.  Managing directors and officers may not engage in any conduct or activities that are inconsistent with the Group’s best interests or that disrupt or impair the Group’s relationship with any person or entity with which the Group has or proposes to enter into a business or contractual relationship.

•                  Compensation from non-Group sources.  Managing directors and officers may not accept compensation (in any form) for services performed for the Group from any source other than the Group.

•                  Gifts.  Managing directors, officers, and members of their immediate families may not accept gifts from persons or entities where any such gift is being made in order to influence the managing director’s or officer’s actions, or where acceptance of the gifts could create the appearance of a conflict of interest.

•                  Personal use of Group assets.  Managing directors and officers may not use Group assets, labor or information for personal use unless approved by the relevant Designated Person or Designated Persons or as part of a compensation or expense reimbursement program available to managing directors and officers.

4.                            Corporate Opportunities.

Managing directors and officers are prohibited from taking for themselves personally opportunities related to the Group’s business using the Group’s property, information, or position for personal gain or competing with the Group for business opportunities, provided, however, if the relevant corporate body determines that the Group will not pursue an opportunity that relates to the Group’s business, after disclosure of all material facts by the managing director seeking to pursue the opportunity, the managing director may do so.

5.                            Confidentiality.

Each managing director and officer should maintain the confidentiality of information entrusted to him or her by the Group and any other confidential information about the Group, its business, customers or suppliers that comes to him or her, from whatever source, in his or her capacity as a managing director or officer, as the case may be, except when disclosure is authorized or legally mandated.  For purposes of this Code, “confidential information” includes all non-public information relating to the Group, its business, customers or suppliers.

6.                            Compliance with Laws, Rules and Regulations; Fair Dealing.

Managing directors and officers shall comply, and oversee policies designed to promote compliance by employees, officers and other managing directors, with laws, rules and regulations applicable to the Group, including insider trading laws. Managing directors and officers shall oversee policies designed to promote ethical dealing by employees and officers with the Group’s customers, suppliers, competitors and employees.

7.                            Encouraging the Reporting of Illegal or Unethical Behavior.

Managing directors and officers should promote ethical behavior and encourage an environment in which the Group encourages employees to talk to supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation,  encourages employees to report violations of laws, rules, or regulations to appropriate personnel and informs employees that the Group will not allow retaliation for reports made in good faith.

8.                            Conclusion.

Managing directors and officers should communicate any suspected violations of this Code promptly to the relevant Designated Person or Designated Persons.  Violations will be investigated by the relevant Designated Person or Designated Persons or by a person or persons designated by them and appropriate action will be taken in the event of any violations of the Code.